Mail Stop 4561

December 19, 2006

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

> **Re:** **SAP AG**
> **Form 20-F for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed March 22, 2006**
> **File No. 001-14251**

Dear Dr. Brandt:

We have reviewed your response to our letter dated October 30, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

General

1.   We note your response to our prior comment 3 and that the Company determined the impact of reclassifications from research and development expense to cost of products is clearly consequential but based on certain factors, such as analysts not focusing on year to year comparisons, management has determined that the reclassification is immaterial. It is not evident why the Company is considering

research analyst's views of these reclassifications, or how the Company has determined that analysts would not consider these reclassifications material and if true, why that should impact the Company's assessment. Considering this, explain how management considered whether it was probable that the judgment of a reasonable person relying on the Company's financial statements would have been changed or influenced by the reclassification of research and development expenses to cost of product, which clearly were significant to financial statement line items that include expenses with significantly different characteristics. We refer you to SAB Topic 1m.

2.   We note from your response to prior comment 3 that KPMG informed SAP that they have reviewed management's analysis of the impact of the product cost reclassifications. Tell us whether a National Office Partner from KPMG reviewed the Company's materiality analysis and whether you have had your filing reviewed by a "filing reviewer" designated by your US-affiliated firm as contemplated by Rule 3400T in PCAOB Release No. 2003-006. If you have, provide us with written confirmation that the filing reviewer's procedures were applied to your submission. Your response should include the name of the designated filing reviewer.

Consolidated Statements of Income, page F-2

3.   You indicate in your response to our prior comment 7 that "SAP management believes a significant software element is embedded in SAP's maintenance and services as customers receive….new SAP software releases of the purchased software" (i.e. CRM 3.0., CRM 4.0 and CRM 5.0). Tell us whether these releases and other significant software elements embedded in your maintenance contracts are specified in your maintenance arrangements, or based on the Company's history, it is implied they are included and tell us how you determined whether these were unspecified or specified elements. Additionally, tell us whether you consider the software elements included in your maintenance agreements to be additional product or upgrade rights. In this regard, please address the following:

- the significance of the differences in the features and functionality of the new deliverable from the vendor's existing products;
- whether the additional software element is intended to replace the Company's existing product;
- the extent of development efforts required to create the new element;
- the relationship of the price of the new software element to the pricing for the Company's existing products; and
- the manner in which the new element is marketed.

Furthermore, tell us how you have considered paragraphs 39 through 49 of SOP 97-2 in determining the Company's current revenue recognition policy is appropriate. We may have additional comments based on your response.

4.   We note from your response that SAP is currently in the process of implementing a new business model which will require subscription accounting. Explain the specific terms in your existing arrangements that differ from the terms of your arrangements under the new business model and why your current terms do not require recognizing revenue under a subscription model.

5.   We note from your response to our prior comment 7 that the Company considers post-contract customer support to be product revenue. The Staff has not yet concluded on this issue and will continue to evaluate your response in conjunction with the filing of your next response letter. We may have additional comments with regards to this issue.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief